OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden
hours per response 10.4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

Orient-Express Hotels Ltd.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

G67743107
(CUSIP Number)

August 16, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G67743107

1.	NAME OF REPORTING PERSON. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).
HSBC Bank plc

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER
2,280,100
	6.	SHARED VOTING POWER

	7.	SOLE DISPOSITIVE POWER
2,280,100
	8.	SHARED DISPOSITIVE POWER

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,280,100

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.37%

12.	TYPE OF REPORTING PERSON*
BK

Item 1.	(a)	Name of issuer:

Orient-Express Hotels Ltd. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

22 Victoria Street
P.O. Box HM 1179
Hamilton HMEX, Bermuda

Item 2.	(a)	Name of person filing:

HSBC Bank plc (the “Reporting Person”)

(b)	Address of Principal Business Office or, if None, Residence:

8 Canada Square, LONDON, E14 5HQ

(c)	Citizenship:

The Reporting Person is a United Kingdom public limited company. It is licensed as a bank in the United Kingdom.

(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Shares”).

(e)	CUSIP Number:

G67743107

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐	Insurance company as defined in Section 3(a) (19) of the Exchange Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act;

(e)	☐	An investment adviser in accordance with Rule 13-d-1(b) (1) (ii) (E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13-d-1(b) (1) (ii) (F);

(g)	☐	A parent holding company or control person in accordance with Rule 13-d-1(b) (1) (ii) (G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13-d-1(b) (1) (ii) (J).

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of August 16, 2007, the Reporting Person may be deemed to be the beneficial owner of 2,280,100 Shares.

(b)	Percent of class:

The Reporting Person is the beneficial owner of approximately 5.37% of the total number of Shares outstanding. (According to the most recent Quarterly Report on Form 10-Q filed by the Issuer on August 9, 2007, there were 42,443,000 Shares outstanding as of July 31, 2007.)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

2,280,100

(ii)	Shared power to vote or to direct the vote:

0

(iii)	Sole power to dispose or to direct the disposition of:

2,280,100

(iv)	Shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class.

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group.

This Item 9 is not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[The remainder of this page intentionally left blank.]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 24, 2007

HSBC Bank plc

By:	/s/ J.H. McKenzie
Name: J.H. McKenzie
Title: Secretary